UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013	Brookfield PROPERTY PARTNERS L.P.,
by its general partner Brookfield Property Partners Limited

By: /s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Interim Management’s Discussion and Analysis for the Commercial Property Operations of Brookfield Asset Management Inc. for the quarter ended March 31, 2013
99.2	Commercial Property Operations of Brookfield Asset Management Inc. unaudited condensed carve-out financial statements for the Commercial Property Operations of Brookfield Asset Management Inc. as at March 31, 2013 and December 31, 2012 and for the three month periods ended March 31, 2013 and March 31, 2012
99.3	Brookfield Property Partners L.P. unaudited balance sheet as at March 31, 2013
99.4	Brookfield Property Partners L.P. unaudited pro forma balance sheet as at March 31, 2013, unaudited pro forma statement of income for the three months ended March 31, 2013 and the year ended December 31, 2012 and the notes to the unaudited pro forma financial statements
99.5	Certification of Chief Executive Officer of Brookfield Property Partners LLC, a manager of Brookfield Property Partners L.P.
99.6	Certification of Chief Financial Officer of Brookfield Property Partners LLC, a manager of Brookfield Property Partners L.P.